Exhibit 99.1

News Release

Stantec Acquires ESI Consulting

EDMONTON, AB; NEW YORK, NY (March 27, 2018) TSX, NYSE:STN

Global design firm Stantec is further deepening its United Kingdom (UK)-based environmental consulting capabilities with the acquisition of Shrewsbury, England-based ESI Consulting (ESI). With more than 50 team members, ESI has three offices in England and Wales, including Shrewsbury, Reading, and Cardiff. The transaction closed on March 23.

“ESI brings the experience and highly-respected project work that complements the longstanding presence we’ve held throughout the United Kingdom,” said Cath Schefer, Managing Director, Stantec Europe-Africa & RNet/India. “Our combined teams will provide creative solutions, leading edge analysis, and proven value for our clients across a wide range of industries.”

With more than 20 years of history in the marketplace, ESI is one of the UK’s leading independent scientific environmental consulting firms with capabilities in groundwater, land, and sustainable development. Supporting a diverse spectrum of clients in the private and public sector, the firm maintains a consistent portfolio of projects in the water resources, transport and infrastructure, minerals and waste, and property industries. Among the firm’s notable projects include the development of a sophisticated groundwater model to assess effects on groundwater of Sirius Minerals’ Woodsmith Potash Mine, near Whitby, in the North York Moors National Park, plus support to gain planning approval.

Additionally, as part of the £1.5bn Highways England project to upgrade 21 miles of the A14 between Cambridge and Huntingdon, ESI developed a groundwater flow model of the shallow groundwater system to assess the effect on key receptors of dewatering using the proposed borrow pit and recharge lagoon system. The firm is also leading an alliance of expert teams to manage water resources, hydrology, and hydrogeology projects for Severn Trent Water Limited’s Framework for AMP6 Asset Management Plans.

“Just like Stantec, we have a commitment to the communities we serve throughout the UK and we look forward to connecting to a larger network of technical support to expand our reach throughout the region and beyond”, said ESI Managing Director Jon Cooke. “We also appreciate that our talented team members will be exposed to a global portfolio of projects and career opportunities as we integrate into the Stantec company community.”

From its base of more than 22,000 team members worldwide, Stantec currently has more than 2400 currently based across the United Kingdom.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Stantec Media Contact	ESI Contact	Investor Contact
Danny Craig	Katherine Forster	Cora Klein
Stantec Media Relations	ESI Marketing Manager	Stantec Investor Relations
Ph: 949-923-6085	Ph: +447540756503	Ph: 780-969-2018
danny.craig@stantec.com	katherineforster@esi-consulting.co.uk	Cora.Klein@stantec.com

Design with community in mind